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18004804

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SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
8-51866

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Aqua Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay — 212-294-7849 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) — New York (City) — New York (State) — 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

BW

RMS

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership"), as of December 31, 2017, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
v Public, State of New York
No 01BO6345938
in New York County
Expires August 1, 2020

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners of Aqua Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2018

Aqua Securities, L.P.

Statement of Financial Condition

December 31, 2017
(In Thousands)

Assets		
Cash	$	1,421
Fixed assets, net		1,649
Intangible assets, net		74
Receivables from related broker-dealer		43
Accrued commissions receivable		9
Other assets		38
Total assets	$	3,234
Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties	$	230
Accounts payable and accrued liabilities		161
Accrued compensation		62
Total liabilities		453
Commitments and contingencies (Note 6)		
Subordinated borrowings		2,000
Partners' capital:		
Limited partners		831
General partner		(50)
Total partners' capital		781
Total liabilities, subordinated borrowings and partners' capital	$	3,234

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business - Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, L.P. ("BGC"), a limited partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by BGC.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buy-side and sell-side firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a)(1). Only equity securities are traded via the ATS.

Basis of Presentation - The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition - The Partnership derives its revenues primarily through commissions from brokerage services. Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Cash and Cash Equivalents - The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Fixed Assets, Net - Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application stage and amortizes them over an estimated useful life of three years on a straight-line basis.

1. General and Summary of Significant Accounting Policies (continued)

Intangible Assets, Net - Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over their estimated useful lives, generally three to five years.

Income Taxes - Income taxes are accounted for under U.S. GAAP guidance, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer primarily represent commissions collected from the related clearing broker-dealer that provides clearance and settlement services.

(In Thousands)

2. Fixed Assets, Net

Fixed assets, net consisted of the following:

		December 31, 2017
Software, including software development costs	$	2,345
Leasehold improvements and other fixed assets		99
Computer and communication equipment		204
		2,648
Less: accumulated depreciation and amortization		999
Fixed assets, net	$	1,649

At December 31, 2017, unamortized software development costs were $1,581.

3. Intangibles Assets, Net

Intangible assets, net consisted of the following:

		December 31, 2017
Patents	$	383
Less: accumulated depreciation and amortization		309
Intangible assets, net	$	74

As of December 31, 2017, the weighted average remaining life of intangible assets was one year.

4. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal, and technology services.

A Cantor affiliate provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the brokerage revenue and remits to the Partnership on a monthly basis.

For the year ended December 31, 2017, the Partnership received $100 in deemed contributions.

(In Thousands)

5. Income Taxes

The Partnership recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2017. As of December 31, 2017, the Partnership recorded a deferred tax asset which consists primarily of net operating loss carryforwards. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes that it is more likely than not that the deferred tax asset will not be realized. Accordingly, as of December 31, 2017, the Partnership has provided a full valuation allowance against this net deferred tax asset.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2017. As of December 31, 2017, the Partnership did not accrue any interest or penalties.

The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2014 in all jurisdictions.

6. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2017, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with U.S. GAAP guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

(In Thousands)

7. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintaining of minimum net capital, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2017, the Partnership had net capital of $1,011, which was $981 in excess of required net capital.

8. Counterparty Credit Risk

The Partnership's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Partnership. The Partnership does not anticipate nonperformance by clients in these situations.

The Partnership, through Cantor, seeks to control the aforementioned risk by monitoring counterparty activity daily. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

9. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second borrowing is with BGC in the sum of $980. The current rate of interest on both borrowings is three month LIBOR plus 600 basis points. The scheduled maturity date on both borrowings is September 1, 2019. These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.